Exhibit 99.2

Q2

Supplementary Financial Information

Second Quarter 2019

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

BCE

BCE (1) (2) (3)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2019	Q2 2018	$ change	% change	YTD 2019	YTD 2018	$ change	% change

Operating revenues
Service	5,231	5,129	102	2.0%	10,276	10,093	183	1.8%
Product	699	657	42	6.4%	1,388	1,283	105	8.2%
Total operating revenues	5,930	5,786	144	2.5%	11,664	11,376	288	2.5%
Operating costs (A)	(3,277)	(3,293)	16	0.5%	(6,533)	(6,556)	23	0.4%
Post-employment benefit plans service cost	(58)	(63)	5	7.9%	(127)	(136)	9	6.6%
Adjusted EBITDA (4)	2,595	2,430	165	6.8%	5,004	4,684	320	6.8%
Adjusted EBITDA margin (4)	43.8%	42.0%		1.8 pts	42.9%	41.2%		1.7 pts
Severance, acquisition and other costs	(39)	(24)	(15)	(62.5%)	(63)	(24)	(39)	n.m.
Depreciation	(888)	(787)	(101)	(12.8%)	(1,770)	(1,567)	(203)	(13.0%)
Amortization	(223)	(221)	(2)	(0.9%)	(444)	(433)	(11)	(2.5%)
Finance costs
Interest expense	(281)	(246)	(35)	(14.2%)	(564)	(486)	(78)	(16.0%)
Interest on post-employment benefit obligations	(15)	(17)	2	11.8%	(31)	(34)	3	8.8%
Other (expense) income	(56)	(88)	32	36.4%	45	(149)	194	n.m.
Income taxes	(276)	(292)	16	5.5%	(569)	(527)	(42)	(8.0%)
Net earnings	817	755	62	8.2%	1,608	1,464	144	9.8%
Net earnings attributable to:
Common shareholders	761	704	57	8.1%	1,501	1,365	136	10.0%
Preferred shareholders	38	35	3	8.6%	76	71	5	7.0%
Non-controlling interest	18	16	2	12.5%	31	28	3	10.7%
Net earnings	817	755	62	8.2%	1,608	1,464	144	9.8%

Net earnings per common share - basic and diluted	$0.85	$0.79	$0.06	7.6%	$1.67	$1.52	$0.15	9.9%

Dividends per common share	$0.7925	$0.7550	$0.0375	5.0%	$1.5850	$1.5100	$0.0750	5.0%

Weighted average number of common shares outstanding - basic (millions)	899.5	898.0			898.9	899.1
Weighted average number of common shares outstanding - diluted (millions)	900.3	898.3			899.4	899.4
Number of common shares outstanding (millions)	900.1	898.0			900.1	898.0

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	761	704	57	8.1%	1,501	1,365	136	10.0%
Severance, acquisition and other costs	28	18	10	55.6%	46	17	29	n.m.
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(9)	22	(31)	n.m.	(82)	78	(160)	n.m.
Net losses on investments	53	20	33	n.m.	57	20	37	n.m.
Early debt redemption costs	13	13	-	-	13	13	-	-
Impairment charges	1	-	1	n.m.	4	3	1	33.3%
Adjusted net earnings (4)	847	777	70	9.0%	1,539	1,496	43	2.9%
Impact on net earnings per share	$0.09	$0.07	$0.02	28.6%	$0.04	$0.14	$(0.10)	(71.4%)

Adjusted EPS (4)	$0.94	$0.86	$0.08	9.3%	$1.71	$1.66	$0.05	3.0%

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2019 Page  2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2019	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Service	10,276	5,231	5,045	20,441	5,231	5,117	5,129	4,964
Product	1,388	699	689	3,027	984	760	657	626
Total operating revenues	11,664	5,930	5,734	23,468	6,215	5,877	5,786	5,590
Operating costs (A)	(6,533)	(3,277)	(3,256)	(13,667)	(3,756)	(3,355)	(3,293)	(3,263)
Post-employment benefit plans service cost	(127)	(58)	(69)	(266)	(65)	(65)	(63)	(73)
Adjusted EBITDA	5,004	2,595	2,409	9,535	2,394	2,457	2,430	2,254
Adjusted EBITDA margin	42.9%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%
Severance, acquisition and other costs	(63)	(39)	(24)	(136)	(58)	(54)	(24)	-
Depreciation	(1,770)	(888)	(882)	(3,145)	(799)	(779)	(787)	(780)
Amortization	(444)	(223)	(221)	(869)	(216)	(220)	(221)	(212)
Finance costs
Interest expense	(564)	(281)	(283)	(1,000)	(259)	(255)	(246)	(240)
Interest on post-employment benefit obligations	(31)	(15)	(16)	(69)	(18)	(17)	(17)	(17)
Other income (expense)	45	(56)	101	(348)	(158)	(41)	(88)	(61)
Income taxes	(569)	(276)	(293)	(995)	(244)	(224)	(292)	(235)
Net earnings	1,608	817	791	2,973	642	867	755	709
Net earnings attributable to:
Common shareholders	1,501	761	740	2,785	606	814	704	661
Preferred shareholders	76	38	38	144	37	36	35	36
Non-controlling interest	31	18	13	44	(1)	17	16	12
Net earnings	1,608	817	791	2,973	642	867	755	709

Net earnings per common share - basic and diluted	$1.67	$0.85	$0.82	$3.10	$0.68	$0.90	$0.79	$0.73

Dividends per common share	$1.5850	$0.7925	$0.7925	$3.0200	$0.7550	$0.7550	$0.7550	$0.7550

Weighted average number of common shares outstanding - basic (millions)	898.9	899.5	898.4	898.6	898.1	898.0	898.0	900.2
Weighted average number of common shares outstanding - diluted (millions)	899.4	900.3	898.7	898.9	898.4	898.3	898.3	900.6
Number of common shares outstanding (millions)	900.1	900.1	898.8	898.2	898.2	898.0	898.0	898.0

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	1,501	761	740	2,785	606	814	704	661
Severance, acquisition and other costs	46	28	18	100	44	39	18	(1)
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(82)	(9)	(73)	58	(25)	5	22	56
Net losses on investments	57	53	4	47	27	-	20	-
Early debt redemption costs	13	13	-	15	-	2	13	-
Impairment charges	4	1	3	146	142	1	-	3
Adjusted net earnings	1,539	847	692	3,151	794	861	777	719
Impact on net earnings per share	$0.04	$0.09	$(0.05)	$0.41	$0.21	$0.06	$0.07	$0.07

Adjusted EPS	$1.71	$0.94	$0.77	$3.51	$0.89	$0.96	$0.86	$0.80

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2019 Page  3

BCE (1) (2) (3)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2019	Q2 2018	$ change	% change	YTD 2019	YTD 2018	$ change	% change

Operating revenues
Bell Wireless	2,189	2,121	68	3.2%	4,301	4,142	159	3.8%
Bell Wireline	3,088	3,061	27	0.9%	6,152	6,070	82	1.4%
Bell Media	842	791	51	6.4%	1,587	1,540	47	3.1%
Inter-segment eliminations	(189)	(187)	(2)	(1.1%)	(376)	(376)	-	-

Total	5,930	5,786	144	2.5%	11,664	11,376	288	2.5%

Operating costs
Bell Wireless	(1,209)	(1,229)	20	1.6%	(2,416)	(2,439)	23	0.9%
Bell Wireline	(1,727)	(1,728)	1	0.1%	(3,452)	(3,424)	(28)	(0.8%)
Bell Media	(588)	(586)	(2)	(0.3%)	(1,168)	(1,205)	37	3.1%
Inter-segment eliminations	189	187	2	1.1%	376	376	-	-

Total	(3,335)	(3,356)	21	0.6%	(6,660)	(6,692)	32	0.5%

Adjusted EBITDA
Bell Wireless	980	892	88	9.9%	1,885	1,703	182	10.7%
Margin	44.8%	42.1%		2.7 pts	43.8%	41.1%		2.7 pts
Bell Wireline	1,361	1,333	28	2.1%	2,700	2,646	54	2.0%
Margin	44.1%	43.5%		0.6 pts	43.9%	43.6%		0.3 pts
Bell Media	254	205	49	23.9%	419	335	84	25.1%
Margin	30.2%	25.9%		4.3 pts	26.4%	21.8%		4.6 pts

Total	2,595	2,430	165	6.8%	5,004	4,684	320	6.8%

Margin	43.8%	42.0%		1.8 pts	42.9%	41.2%		1.7 pts

Capital expenditures
Bell Wireless	168	181	13	7.2%	319	348	29	8.3%
Capital intensity (5)	7.7%	8.5%		0.8 pts	7.4%	8.4%		1.0 pts
Bell Wireline	780	843	63	7.5%	1,454	1,587	133	8.4%
Capital intensity	25.3%	27.5%		2.2 pts	23.6%	26.1%		2.5 pts
Bell Media	24	32	8	25.0%	49	52	3	5.8%
Capital intensity	2.9%	4.0%		1.1 pts	3.1%	3.4%		0.3 pts

Total	972	1,056	84	8.0%	1,822	1,987	165	8.3%

Capital intensity	16.4%	18.3%		1.9 pts	15.6%	17.5%		1.9 pts

BCE Supplementary Financial Information - Second Quarter 2019 Page  4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Bell Wireless	4,301	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Bell Wireline	6,152	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Bell Media	1,587	842	745	3,121	850	731	791	749
Inter-segment eliminations	(376)	(189)	(187)	(738)	(179)	(183)	(187)	(189)

Total	11,664	5,930	5,734	23,468	6,215	5,877	5,786	5,590

Operating costs
Bell Wireless	(2,416)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Bell Wireline	(3,452)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Bell Media	(1,168)	(588)	(580)	(2,428)	(674)	(549)	(586)	(619)
Inter-segment eliminations	376	189	187	738	179	183	187	189

Total	(6,660)	(3,335)	(3,325)	(13,933)	(3,821)	(3,420)	(3,356)	(3,336)

Adjusted EBITDA
Bell Wireless	1,885	980	905	3,521	879	939	892	811
Margin	43.8%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%
Bell Wireline	2,700	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Margin	43.9%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%
Bell Media	419	254	165	693	176	182	205	130
Margin	26.4%	30.2%	22.1%	22.2%	20.7%	24.9%	25.9%	17.4%

Total	5,004	2,595	2,409	9,535	2,394	2,457	2,430	2,254

Margin	42.9%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%

Capital expenditures
Bell Wireless	319	168	151	664	133	183	181	167
Capital intensity	7.4%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Bell Wireline	1,454	780	674	3,193	809	797	843	744
Capital intensity	23.6%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Bell Media	49	24	25	114	32	30	32	20
Capital intensity	3.1%	2.9%	3.4%	3.7%	3.8%	4.1%	4.0%	2.7%

Total	1,822	972	850	3,971	974	1,010	1,056	931

Capital intensity	15.6%	16.4%	14.8%	16.9%	15.7%	17.2%	18.3%	16.7%

BCE Supplementary Financial Information - Second Quarter 2019 Page  5

Bell Wireless (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2019	Q2 2018	% change		YTD 2019	YTD 2018	% change
Bell Wireless
Operating revenues
External service revenues	1,606	1,566	2.6%		3,160	3,068	3.0%
Inter-segment service revenues	12	12	-		24	24	-

Total operating service revenues	1,618	1,578	2.5%		3,184	3,092	3.0%

External product revenues	569	541	5.2%		1,114	1,047	6.4%
Inter-segment product revenues	2	2	-		3	3	-

Total operating product revenues	571	543	5.2%		1,117	1,050	6.4%

Total external revenues	2,175	2,107	3.2%		4,274	4,115	3.9%
Total operating revenues	2,189	2,121	3.2%		4,301	4,142	3.8%
Operating costs	(1,209)	(1,229)	1.6%		(2,416)	(2,439)	0.9%

Adjusted EBITDA	980	892	9.9%		1,885	1,703	10.7%
Adjusted EBITDA margin (Total operating revenues)	44.8%	42.1%	2.7 pts		43.8%	41.1%	2.7 pts
Capital expenditures	168	181	7.2%		319	348	8.3%
Capital intensity	7.7%	8.5%	0.8 pts		7.4%	8.4%	1.0 pts
Wireless subscriber gross activations (5)	517,650	468,152	10.6%		927,951	872,942	6.3%
Postpaid	375,094	394,136	(4.8%	)	695,652	741,455	(6.2%	)
Prepaid	142,556	74,016	92.6%		232,299	131,487	76.7%
Wireless subscriber net activations (losses)	149,478	114,486	30.6%		187,760	158,863	18.2%
Postpaid	102,980	122,092	(15.7%	)	153,184	190,579	(19.6%	)
Prepaid	46,498	(7,606)	711.3%		34,576	(31,716)	209.0%
Wireless subscribers end of period (EOP)(A)	9,630,313	9,309,534	3.4%		9,630,313	9,309,534	3.4%
Postpaid(A)	8,911,169	8,593,113	3.7%		8,911,169	8,593,113	3.7%
Prepaid(A)	719,144	716,421	0.4%		719,144	716,421	0.4%
Blended average billing per user (ABPU)($/month) (5)(B)	68.79	67.71	1.6%		68.08	67.14	1.4%
Churn (%) (average per month) (5)	1.29%	1.28%	(0.01) pts		1.30%	1.29%	(0.01) pts
Postpaid	1.06%	1.10%	0.04 pts		1.06%	1.12%	0.06 pts
Prepaid	4.20%	3.34%	(0.86) pts		4.34%	3.37%	(0.97) pts

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

·	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019

·	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days

·	43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution

·	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BCE Supplementary Financial Information - Second Quarter 2019 Page  6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Bell Wireless
Operating revenues
External service revenues	3,160	1,606	1,554	6,269	1,581	1,620	1,566	1,502
Inter-segment service revenues	24	12	12	48	12	12	12	12

Total operating service revenues	3,184	1,618	1,566	6,317	1,593	1,632	1,578	1,514

External product revenues	1,114	569	545	2,497	814	636	541	506
Inter-segment product revenues	3	2	1	4	—	1	2	1

Total operating product revenues	1,117	571	546	2,501	814	637	543	507

Total external revenues	4,274	2,175	2,099	8,766	2,395	2,256	2,107	2,008
Total operating revenues	4,301	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Operating costs	(2,416)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)

Adjusted EBITDA	1,885	980	905	3,521	879	939	892	811
Adjusted EBITDA margin (Total operating revenues)	43.8%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%

Capital expenditures	319	168	151	664	133	183	181	167

Capital intensity	7.4%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%

Wireless subscriber gross activations	927,951	517,650	410,301	1,954,792	546,203	535,647	468,152	404,790

Postpaid	695,652	375,094	320,558	1,615,764	447,590	426,719	394,136	347,319

Prepaid	232,299	142,556	89,743	339,028	98,613	108,928	74,016	57,471

Wireless subscriber net activations (losses)	187,760	149,478	38,282	479,811	143,114	177,834	114,486	44,377

Postpaid	153,184	102,980	50,204	447,682	121,780	135,323	122,092	68,487

Prepaid	34,576	46,498	(11,922)	32,129	21,334	42,511	(7,606)	(24,110)

Wireless subscribers EOP(A)(B)	9,630,313	9,630,313	9,480,835	9,610,482	9,610,482	9,487,368	9,309,534	9,195,048

Postpaid(A)(B)	8,911,169	8,911,169	8,808,189	8,830,216	8,830,216	8,728,436	8,593,113	8,471,021

Prepaid(A)	719,144	719,144	672,646	780,266	780,266	758,932	716,421	724,027

Blended ABPU ($/month)(C)	68.08	68.79	67.35	67.76	67.46	69.28	67.71	66.56
Churn (%)(average per month)	1.30%	1.29%	1.31%	1.32%	1.41%	1.27%	1.28%	1.31%

Postpaid	1.06%	1.06%	1.07%	1.16%	1.26%	1.14%	1.10%	1.13%

Prepaid	4.34%	4.20%	4.49%	3.17%	3.18%	2.76%	3.34%	3.40%

(A)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

·	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019

·	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days

·	43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution

·	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B)

At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. as a result of BCE’s acquisition of Manitoba Telecom Services Inc.

(C)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BCE Supplementary Financial Information - Second Quarter 2019 Page  7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2019	Q2 2018	% change	YTD 2019	YTD 2018	% change
Bell Wireline
Operating revenues
Data	1,929	1,869	3.2%	3,814	3,689	3.4%
Voice	897	953	(5.9%)	1,804	1,901	(5.1%)
Other services	62	64	(3.1%)	121	127	(4.7%)
Total external service revenues	2,888	2,886	0.1%	5,739	5,717	0.4%
Inter-segment service revenues	70	59	18.6%	139	117	18.8%
Total operating service revenues	2,958	2,945	0.4%	5,878	5,834	0.8%
Data	120	98	22.4%	253	202	25.2%
Equipment and other	10	18	(44.4%)	21	34	(38.2%)
Total external product revenues	130	116	12.1%	274	236	16.1%
Inter-segment product revenues	-	-	-	-	-	-
Total operating product revenues	130	116	12.1%	274	236	16.1%
Total external revenues	3,018	3,002	0.5%	6,013	5,953	1.0%
Total operating revenues	3,088	3,061	0.9%	6,152	6,070	1.4%
Operating costs	(1,727)	(1,728)	0.1%	(3,452)	(3,424)	(0.8%)
Adjusted EBITDA	1,361	1,333	2.1%	2,700	2,646	2.0%
Adjusted EBITDA margin	44.1%	43.5%	0.6 pts	43.9%	43.6%	0.3 pts

Capital expenditures	780	843	7.5%	1,454	1,587	8.4%
Capital intensity	25.3%	27.5%	2.2 pts	23.6%	26.1%	2.5 pts
Retail high-speed Internet subscribers (5)
Net activations (A)	19,414	12,803	51.6%	42,085	30,959	35.9%
Subscribers EOP (A) (B)	3,461,825	3,324,734	4.1%	3,461,825	3,324,734	4.1%
Retail TV subscribers (5)
Retail net subscriber activations (losses) (A)	2,350	5,452	(56.9%)	790	(4,902)	116.1%
Internet protocol television (IPTV)	16,775	20,653	(18.8%)	37,691	34,226	10.1%
Satellite	(14,425)	(15,201)	5.1%	(36,901)	(39,128)	5.7%
Total retail subscribers EOP (A)	2,767,201	2,739,950	1.0%	2,767,201	2,739,950	1.0%
IPTV	1,713,397	1,599,142	7.1%	1,713,397	1,599,142	7.1%
Satellite	1,053,804	1,140,808	(7.6%)	1,053,804	1,140,808	(7.6%)
Retail network access services (NAS) (5)
Residential NAS lines (A)	2,821,249	3,094,060	(8.8%)	2,821,249	3,094,060	(8.8%)
Residential NAS lines net losses (A)	(72,780)	(69,558)	(4.6%)	(139,559)	(125,629)	(11.1%)

(A)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV, and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Second Quarter 2019 Page  8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Bell Wireline
Operating revenues
Data	3,814	1,929	1,885	7,466	1,910	1,867	1,869	1,820
Voice	1,804	897	907	3,782	933	948	953	948
Other services	121	62	59	247	60	60	64	63

Total external service revenues	5,739	2,888	2,851	11,495	2,903	2,875	2,886	2,831
Inter-segment service revenues	139	70	69	242	64	61	59	58

Total operating service revenues	5,878	2,958	2,920	11,737	2,967	2,936	2,945	2,889

Data	253	120	133	466	153	111	98	104
Equipment and other	21	10	11	64	17	13	18	16

Total external product revenues	274	130	144	530	170	124	116	120
Inter-segment product revenues	-	-	-	-	-	-	-	-

Total operating product revenues	274	130	144	530	170	124	116	120

Total external revenues	6,013	3,018	2,995	12,025	3,073	2,999	3,002	2,951
Total operating revenues	6,152	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Operating costs	(3,452)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)

Adjusted EBITDA	2,700	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Adjusted EBITDA margin	43.9%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%

Capital expenditures	1,454	780	674	3,193	809	797	843	744
Capital intensity	23.6%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Retail high-speed Internet subscribers
Net activations (A)	42,085	19,414	22,671	116,599	32,518	53,122	12,803	18,156
Subscribers EOP (A) (B)	3,461,825	3,461,825	3,442,411	3,410,374	3,410,374	3,377,856	3,324,734	3,311,931
Retail TV subscribers
Retail net subscriber activations (losses) (A)	790	2,350	(1,560)	21,559	13,231	13,230	5,452	(10,354)
IPTV	37,691	16,775	20,916	110,790	36,473	40,091	20,653	13,573
Satellite	(36,901)	(14,425)	(22,476)	(89,231)	(23,242)	(26,861)	(15,201)	(23,927)
Total retail subscribers EOP (A)	2,767,201	2,767,201	2,764,851	2,766,411	2,766,411	2,753,180	2,739,950	2,734,498
IPTV	1,713,397	1,713,397	1,696,622	1,675,706	1,675,706	1,639,233	1,599,142	1,578,489
Satellite	1,053,804	1,053,804	1,068,229	1,090,705	1,090,705	1,113,947	1,140,808	1,156,009
Retail network access services (NAS)
Residential NAS lines (A)	2,821,249	2,821,249	2,894,029	2,960,808	2,960,808	3,020,819	3,094,060	3,163,618
Residential NAS lines net losses (A)	(139,559)	(72,780)	(66,779)	(258,881)	(60,011)	(73,241)	(69,558)	(56,071)

(A)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(B)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Second Quarter 2019 Page  9

BCE (2)

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30 2019	March 31 2019	December 31 2018
Debt due within one year	5,676	5,485	4,645
Long-term debt	21,949	22,016	19,760
50% of preferred shares	2,002	2,002	2,002
Cash and cash equivalents	(1,094)	(668)	(425)
Net debt (4)	28,533	28,835	25,982

Net debt leverage ratio (4)(A)	2.90	2.98	2.72
Adjusted EBITDA /net interest expense ratio (4)	8.71	8.80	9.00

(A)

Our net debt leverage ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019. For further details, see section 4.1, Net debt, of the BCE Q2 2019 MD&A.

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2019	Q2 2018	$	change	% change	YTD 2019	YTD 2018	$	change	% change
Free cash flow (FCF) (4)
Cash flows from operating activities	2,093	2,057		36	1.8%	3,609	3,553		56	1.6%
Capital expenditures	(972)	(1,056)		84	8.0%	(1,822)	(1,987)		165	8.3%
Cash dividends paid on preferred shares	(37)	(35)		(2)	(5.7%)	(63)	(68)		5	7.4%
Cash dividends paid by subsidiaries to non-controlling interest	(12)	-		(12)	n.m.	(39)	(13)		(26)	n.m.
Acquisition and other costs paid	21	28		(7)	(25.0%)	50	46		4	8.7%
FCF	1,093	994		99	10.0%	1,735	1,531		204	13.3%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q2 2019	Q1 2019	TOTAL 2018	Q4 2018	Q3 2018	Q2 2018	Q1 2018
FCF
Cash flows from operating activities	3,609	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(1,822)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(63)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	50	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	240	240	-	-	-
FCF	1,735	1,093	642	3,567	1,022	1,014	994	537

n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2019 Page  10

BCE (2)

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30 2019	March 31 2019	December 31 2018
ASSETS
Current assets
Cash	719	546	425
Cash equivalents	375	122	-
Trade and other receivables	2,978	2,937	3,006
Inventory	487	472	432
Contract assets	1,005	978	987
Contract costs	387	383	370
Prepaid expenses	349	350	244
Other current assets	189	246	329
Total current assets	6,489	6,034	5,793
Non-current assets
Contract assets	476	477	506
Contract costs	350	331	337
Property, plant and equipment	27,415	27,276	24,844
Intangible assets	13,232	13,269	13,205
Deferred tax assets	137	129	112
Investments in associates and joint ventures	740	803	798
Other non-current assets	700	864	847
Goodwill	10,674	10,657	10,658
Total non-current assets	53,724	53,806	51,307
Total assets	60,213	59,840	57,100
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,720	3,610	3,941
Contract liabilities	708	733	703
Interest payable	215	203	196
Dividends payable	736	735	691
Current tax liabilities	287	218	253
Debt due within one year	5,676	5,485	4,645
Total current liabilities	11,342	10,984	10,429
Non-current liabilities
Contract liabilities	219	204	196
Long-term debt	21,949	22,016	19,760
Deferred tax liabilities	3,146	3,159	3,163
Post-employment benefit obligations	2,158	1,998	1,866
Other non-current liabilities	938	941	997
Total non-current liabilities	28,410	28,318	25,982
Total liabilities	39,752	39,302	36,411

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004
Common shares	20,144	20,067	20,036
Contributed surplus	1,165	1,153	1,170
Accumulated other comprehensive income	14	20	90
Deficit	(5,195)	(5,015)	(4,937)
Total equity attributable to BCE shareholders	20,132	20,229	20,363
Non-controlling interest	329	309	326
Total equity	20,461	20,538	20,689
Total liabilities and equity	60,213	59,840	57,100
Number of common shares outstanding (millions)	900.1	898.8	898.2

BCE Supplementary Financial Information - Second Quarter 2019 Page  11

BCE (2)

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2019	Q2 2018	$ change	YTD 2019	YTD 2018	$ change
Net earnings	817	755	62	1,608	1,464	144
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	39	24	15	63	24	39
Depreciation and amortization	1,111	1,008	103	2,214	2,000	214
Post-employment benefit plans cost	73	80	(7)	158	170	(12)
Net interest expense	273	243	30	551	481	70
Losses on investments	-	-	-	4	-	4
Income taxes	276	292	(16)	569	527	42
Contributions to post-employment benefit plans	(70)	(74)	4	(151)	(161)	10
Payments under other post-employment benefit plans	(19)	(19)	-	(37)	(38)	1
Severance and other costs paid	(33)	(33)	-	(99)	(68)	(31)
Interest paid	(270)	(252)	(18)	(537)	(488)	(49)
Income taxes paid (net of refunds)	(127)	(113)	(14)	(416)	(397)	(19)
Acquisition and other costs paid	(21)	(28)	7	(50)	(46)	(4)
Net change in operating assets and liabilities	44	174	(130)	(268)	85	(353)
Cash flows from operating activities	2,093	2,057	36	3,609	3,553	56
Capital expenditures	(972)	(1,056)	84	(1,822)	(1,987)	165
Cash dividends paid on preferred shares	(37)	(35)	(2)	(63)	(68)	5
Cash dividends paid by subsidiaries to non-controlling interest	(12)	-	(12)	(39)	(13)	(26)
Acquisition and other costs paid	21	28	(7)	50	46	4
Free cash flow	1,093	994	99	1,735	1,531	204
Business acquisitions	(50)	(21)	(29)	(50)	(244)	194
Acquisition and other costs paid	(21)	(28)	7	(50)	(46)	(4)
Acquisition of spectrum licences	-	-	-	-	(36)	36
Disposition of intangibles and other assets	-	-	-	-	68	(68)
Other investing activities	32	(20)	52	8	(55)	63
Increase in notes payable	277	97	180	844	40	804
(Decrease) increase in securitized trade receivables	-	(2)	2	31	(2)	33
Issue of long-term debt	1,405	-	1,405	1,405	1,466	(61)
Repayment of long-term debt	(1,599)	(1,068)	(531)	(1,803)	(1,241)	(562)
Issue of common shares	44	1	43	64	2	62
Repurchase of common shares	-	-	-	-	(175)	175
Purchase of shares for settlement of share-based payments	(10)	(49)	39	(86)	(137)	51
Cash dividends paid on common shares	(712)	(678)	(34)	(1,390)	(1,324)	(66)
Return of capital to non-controlling interest	-	(12)	12	-	(41)	41
Other financing activities	(33)	(23)	(10)	(39)	(41)	2
	(667)	(1,803)	1,136	(1,066)	(1,766)	700
Net increase (decrease) in cash and cash equivalents	426	(809)	1,235	669	(235)	904
Cash and cash equivalents at beginning of period	668	1,199	(531)	425	625	(200)
Cash and cash equivalents at end of period	1,094	390	704	1,094	390	704

BCE Supplementary Financial Information - Second Quarter 2019 Page  12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2019	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Net earnings	1,608	817	791	2,973	642	867	755	709
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	63	39	24	136	58	54	24	-
Depreciation and amortization	2,214	1,111	1,103	4,014	1,015	999	1,008	992
Post-employment benefit plans cost	158	73	85	335	83	82	80	90
Net interest expense	551	273	278	987	255	251	243	238
Losses on investments	4	-	4	34	34	-	-	-
Income taxes	569	276	293	995	244	224	292	235
Contributions to post-employment benefit plans	(151)	(70)	(81)	(539)	(309)	(69)	(74)	(87)
Payments under other post-employment benefit plans	(37)	(19)	(18)	(75)	(17)	(20)	(19)	(19)
Severance and other costs paid	(99)	(33)	(66)	(138)	(43)	(27)	(33)	(35)
Interest paid	(537)	(270)	(267)	(990)	(295)	(207)	(252)	(236)
Income taxes paid (net of refunds)	(416)	(127)	(289)	(650)	(92)	(161)	(113)	(284)
Acquisition and other costs paid	(50)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Net change in operating assets and liabilities	(268)	44	(312)	381	227	69	174	(89)

Cash flows from operating activities	3,609	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(1,822)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(63)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	50	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	240	240	-	-	-

Free cash flow	1,735	1,093	642	3,567	1,022	1,014	994	537
Business acquisitions	(50)	(50)	-	(395)	-	(151)	(21)	(223)
Acquisition and other costs paid	(50)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Voluntary defined benefit pension plan contribution	-	-	-	(240)	(240)	-	-	-
Acquisition of spectrum licences	-	-	-	(56)	(1)	(19)	-	(36)
Disposition of intangibles and other assets	-	-	-	68	-	-	-	68
Other investing activities	8	32	(24)	(32)	32	(9)	(20)	(35)
Increase (decrease) in notes payable	844	277	567	(123)	(133)	(30)	97	(57)
Increase (decrease) in securitized trade receivables	31	-	31	(2)	-	-	(2)	-
Issue of long-term debt	1,405	1,405	-	2,996	-	1,530	-	1,466
Repayment of long-term debt	(1,803)	(1,599)	(204)	(2,713)	(338)	(1,134)	(1,068)	(173)
Issue of common shares	64	44	20	11	8	1	1	1
Repurchase of common shares	-	-	-	(175)	-	-	-	(175)
Purchase of shares for settlement of share-based payments	(86)	(10)	(76)	(222)	(46)	(39)	(49)	(88)
Cash dividends paid on common shares	(1,390)	(712)	(678)	(2,679)	(677)	(678)	(678)	(646)
Return of capital to non-controlling interest	-	-	-	(51)	-	(10)	(12)	(29)
Other financing activities	(39)	(33)	(6)	(75)	(14)	(20)	(23)	(18)

	(1,066)	(667)	(399)	(3,767)	(1,423)	(578)	(1,803)	37

Net increase (decrease) in cash and cash equivalents	669	426	243	(200)	(401)	436	(809)	574
Cash and cash equivalents at beginning of period	425	668	425	625	826	390	1,199	625

Cash and cash equivalents at end of period	1,094	1,094	668	425	425	826	390	1,199

BCE Supplementary Financial Information - Second Quarter 2019 Page  13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

As required, we adopted International Financial Reporting Standard (IFRS) 16 - Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. For further details, see Note 2, Basis of presentation and significant accounting policies and Note 3, Adoption of IFRS 16, of the Q1 2019 consolidated interim financial statements and Note 2, Basis of presentation and significant accounting policies and Note 14, Adoption of IFRS 16, of the Q2 2019 consolidated interim financial statements.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

(3)

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

(4)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

BCE Supplementary Financial Information - Second Quarter 2019 Page  14

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

BCE Supplementary Financial Information - Second Quarter 2019 Page  15

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
•	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - Second Quarter 2019 Page  16